VIA EDGAR

September 5, 2014

Securities and Exchange Commission
Filing Desk
100 F Street, NE
Washington, DC 20549

RE:	CornerCap Group of Funds
File Nos. 333-03149 and 811-04581

Ladies and Gentlemen:

At the request of Mr. Jeff Long of the Division of Investment Management, this letter is being submitted to the Securities and Exchange Commission (the “Commission”) as correspondence on behalf of the CornerCap Group of Funds (the “Registrant”).  This letter is in response to oral comments received from Mr. Long on August 1, 2014 in connection with the review of the Registrant’s Annual Report, filed electronically on Form N-CSR on June 4, 2014 (the “Annual Report”).  Set forth below is a summary of Mr. Long’s oral comments and the Registrant’s responses thereto.

1.          Comment:      In our review of the Registrant’s website (www.cornercapfunds.com), we note that neither the Annual Report nor the annual report for the prior year is available on the website. Please ensure that annual reports are available on the website.

       Response:      The website now has links to those annual reports, and the Registrant will ensure that future annual reports are posted on the website.

2.          Comment:      With respect to the management letter to be provided in future annual reports, please provide more detail regarding the management of the funds and the factors that drove performance during the relevant period than provided in the management letter contained in the Annual Report.

             Response:      The Registrant will comply with this request.

3.          Comment:      The staff noted that the CornerCap Large/Mid Cap Value Fund changed its benchmarks after changing its strategy in 2010, and then presented performance information for the prior benchmarks in several subsequent years. If the Registrant determines to change one of the Fund’s benchmarks again, ensure that for the two years following such change performance information for the prior benchmarks is presented.

             Response:      The Registrant will comply with this request.

* * * * * * * * *

In submitting this correspondence, the Registrant acknowledges that: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Annual Report; (ii) staff comments or changes to disclosure in response to staff comments in the Annual Report reviewed by the staff do not foreclose the Commission from taking any action with respect to the Annual Report; and (iii) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact the undersigned at 336-607-7512.  Thank you for your consideration.

Sincerely,

/s/ Jeffrey T. Skinner

Jeffrey T. Skinner

cc:	Jeff Long
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549